Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

Offering Summary Subject to Completion, Dated July 1, 2008

(Related to the Pricing Supplement No. 171 (to Prospectus and Prospectus Supplement each dated January 30, 2006), Subject to Completion, Dated July 1, 2008)

THIS OFFERING SUMMARY REPRESENTS A SUMMARY OF THE TERMS AND CONDITIONS OF THE NOTES.  WE ENCOURAGE YOU TO READ THE PRELIMINARY PRICING SUPPLEMENT AND ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS RELATED TO THIS OFFERING.

Three-Year Mandatory Callable Soft Commodity Basket-Linked Notes Due July/August [•], 2011

Issuer	AB SVENSK EXPORTKREDIT.

Aggregate Principal Amount	$[•].

Issue Price	[•]% of the principal amount of each note.

Issuer Ratings	AA+/Aa1 (S&P/Moody’s), subject to change during the term of the notes.

Pricing Date

July [24], 2008, but if that day is not a Commodity Business Day or is a Disrupted Day with respect to a relevant commodity (corn, soybeans or wheat), then the next Commodity Business Day that is not a Disrupted Day.

Strike Date	Same as Pricing Date.

Issue Date	Three Payment Business Days after the Pricing Date.

Maturity Date	July/August [•], 2011.

Interest Rate	The notes do not bear periodic interest.

Principal Protection	Principal protection only if held to maturity.

Mandatory Redemption

Subject to the Disrupted Day Adjustment, if on any Mandatory Redemption Determination Date:

Corn Final (j) > Corn Initial; and

Soybeans Final (j) > Soybeans Initial; and

Wheat Final (j) > Wheat Initial,

where

Commodity Initial is a Commodity Fixing on the Strike Date; and Commodity Final (j) is a Commodity Fixing on the j-th Mandatory Redemption Determination Date (j = 1, 2,…,6) for the relevant commodity, then the notes are mandatorily redeemed in full on the next following Mandatory Redemption Payment Date for (100% + 5%* j) * principal amount, as illustrated in the table below.

Determination Date Multipliers and Mandatory Redemption Determination Dates (j)	Determination Date Multiplier (j)	Mandatory Redemption Determination Date

	1	January [22], 2009
	2	July [22], 2009
	3	January [22], 2010
	4	July [22], 2010
	5	January [22], 2011
	6	July [22], 2011

The scheduled Mandatory Redemption Determination Dates are subject to the Following Business Day Convention.

Mandatory Redemption Payment Dates

For any Mandatory Redemption Determination Date in respect of which mandatory redemption becomes required, the fifth Payment Business Day after that Mandatory Redemption Determination Date, provided that the final Mandatory Redemption Payment Date will be the Maturity Date.

Payment at Maturity	If the notes have not previously been redeemed pursuant to a Mandatory Redemption, at maturity, you will receive 100% of the principal face amount of your notes, but not any additional payment.

Final Commodity Fixings

Corn Final:  the settlement price per bushel of deliverable grade corn on the Chicago Board of Trade of the First Nearby Futures Contract stated in U.S. cents, as made public by the Chicago Board of Trade and displayed on the Relevant Reuters Screen page “0#/C:” and Bloomberg Page C 1 <CMDTY> on any relevant Mandatory Redemption Determination Date; provided that if any such date is less than two Commodity Business Days before the First Notice Day or the First Delivery Day, then the settlement price will be determined by reference to the Second Nearby Futures Contract.

Soybeans Final:  the settlement price per bushel of deliverable grade soybeans on the Chicago Board of Trade of the First Nearby Futures Contract stated in U.S. cents, as made public by the Chicago Board of Trade and displayed on the Relevant Reuters Screen page “0#/S:” and Bloomberg Page S 1 <CMDTY> on any relevant Mandatory Redemption Determination Date; provided that if any such date is less than two Commodity Business Days before the First Notice Day or the First Delivery Day, then the settlement price will be determined by reference to the Second Nearby Futures Contract.

Wheat Final:  the settlement price per bushel of deliverable grade wheat on the Chicago Board of Trade of the First Nearby Futures Contract stated in U.S. cents, as made public by the Chicago Board of Trade and displayed on the Relevant Reuters Screen page “0#/W:” and Bloomberg Page W 1 <CMDTY> on any relevant Mandatory Redemption Determination Date; provided that if any such date is less than two Commodity Business Days before the First Notice Day or the First Delivery Day, then the settlement price will be determined by reference to the Second Nearby Futures Contract.

Initial Commodity Fixings	Corn Initial = [•] U.S. cents/bushel. Soybeans Initial = [•] U.S. cents/bushel. Wheat Initial = [•] U.S. cents/bushel.

Denominations	The notes will be issued in denominations of $1,000 and in integral multiples in excess thereof.

CUSIP Number	[•]

Common Code	[•]

ISIN	[•]

Trustee	The Bank of New York Trust Company, N.A., successor in interest to J.P. Morgan Trust Company, National Association.

Calculation Agent	Citigroup Global Markets Limited.

Tax Redemption

Other than in a Mandatory Redemption, we cannot redeem the notes prior to maturity unless, due to the imposition by Sweden or one of its taxing authorities of any tax, assessment or governmental charge subsequent to the date of the issuance of the notes, we would become obligated to pay additional amounts.  If such an imposition occurs, we may at our option redeem all but not less than all the notes by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice.  In such event, the redemption price will be equal to the arithmetic average of the bid and ask prices of the notes on the fifth Payment Business Day prior to the redemption date, as determined by the Calculation Agent in good faith and in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on us and the holders of the notes).

Underwriting Discount

[0.00]%.  However, it is possible that Citigroup Global Markets Limited may profit from expected hedging activity related to this offering, even if the value of the notes declines.  You should refer to “Key Risk Factors” below and “Risk Factors” and “Plan of Distribution” in the preliminary pricing supplement related to this offering for more information.

Sales Commission Earned	$10 to $15 (to be determined on the Pricing Date) per note for each note sold by a Smith Barney Financial Advisor.

Sales Concession Granted

Not to exceed $10 to $15 (to be determined on the Pricing Date) per note for each note sold by a dealer, including Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets Inc.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering summary relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Inc. by calling toll-free 1-877-858-5407.

Key Risk Factors for the Notes

The following summarizes certain key risk factors related to an investment in the notes.  You should refer to “Risk Factors” in the preliminary pricing supplement related to this offering for additional information.

Your investment return may be zero

If each of Corn Final (j), Soybeans Final (j) and Wheat Final (j) are not determined to exceed Corn Initial, Soybeans Initial and Wheat Initial, respectively, for a Mandatory Redemption Determination Date, you will not receive any payment on the notes on such date, even if the settlement prices for each of corn, soybeans and wheat futures contract may have been greater at times in between such dates.  In addition, if each of Corn Final (j), Soybeans Final (j) and Wheat Final (j) are not determined to exceed Corn Initial, Soybeans Initial and Wheat Initial, respectively, for all of the Mandatory Redemption Determination Dates and if you hold the notes to maturity, you will not receive any payment on the notes other than the principal amount.  If the notes are redeemed on a Mandatory Redemption Payment Date, you will not receive the benefit of higher payments that would have resulted from redemption of the notes at a later Mandatory Redemption Payment Date.

No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the notes during the term of the notes.

No principal protection unless you hold the notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity, and you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity. In the event of a tax redemption, the redemption price may be below the full principal amount of your notes.

Secondary Market May Not Be Liquid

The notes will not be listed on any exchange.  There is currently no secondary market for the notes.  Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes.  Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes.

Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets Inc. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price includes, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by Citigroup Global Markets Inc. as a result of dealer discounts, mark-ups or other transaction costs.

Tax Treatment of the Notes

For United States federal income tax purposes, the notes will be classified as contingent payment debt instruments.  As a result, they will be considered to be issued with original issue discount.  Although you will receive no interest payments during the term of the notes, during your ownership of the notes you will be required to include the original issue discount as interest in taxable income, subject to some adjustments, based on the “comparable yield” of the notes.

SEK Credit Risk

The notes are subject to our credit risk.

Fees and Conflicts

We, Citigroup Global Markets Inc., Citigroup Global Markets Limited and their affiliates may hedge our exposure under the notes by entering into various transactions.  Any such party may adjust these hedges at any time and from time to time.  It is possible that we, Citigroup Global Markets Inc., Citigroup Global Markets Limited and/or their affiliates could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

Citigroup Global Markets Inc., Citigroup Global Markets Limited and their affiliates may also engage in trading for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers relating to one or more of the commodities.  Any of these activities of Citigroup Global

Markets Inc., Citigroup Global Markets Limited or their affiliates could adversely affect prices for the commodities and, therefore, the market value of your notes and the amount we will pay on your notes.

We may also issue, and Citigroup Global Markets Inc., Citigroup Global Markets Limited and their affiliates may also issue or underwrite, other securities or financial or derivative instruments indexed to the commodities or other commodities, which might compete with the notes.  By introducing competing products into the marketplace in this manner, Citigroup Global Markets Inc., Citigroup Global Markets Limited and their affiliates and we could adversely affect the market value of your notes and the amount we pay on your notes at maturity.  To the extent that Citigroup Global Markets Inc., Citigroup Global Markets Limited or their affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

Corn, Soybeans and Wheat Futures Contract

General

Return on the notes, if any, will be determined by reference to the settlement prices of the corn, soybeans and wheat futures contracts traded on the Chicago Board of Trade, or CBOT.  We have derived all information regarding the corn, soybeans and wheat futures contracts and the CBOT from publicly available sources without independent verification.  Such information reflects the policies of, and is subject to change without notice by, the CBOT.  We make no representation or warranty as to the accuracy or completeness of such information.

A “first nearby” futures contract is the next expiring futures contract.  For example, as of June 27, 2008, the first nearby corn futures contract is the September 2008 futures contract, which is a contract for delivery of corn throughout September 2008.

You should refer to the preliminary pricing supplement related to this offering for additional information on the corn, soybeans and wheat futures contract, including additional information on the CBOT.

Historical Data on the Corn, Soybeans and Wheat Futures Contract

The following table sets forth the historical first nearby futures contract settlement prices for the Chicago Board of Trade futures contracts for each of the underlying commodities (corn, soybeans, wheat) at the end of each quarter from 2003 through March 2008, and on June 27, 2008, to illustrate the variability of the prices.

We obtained the information in the table and charts below, without independent verification, from Reuters.  The historical values should not be taken as an indication of future performance.  We cannot give you any assurance that a mandatory redemption of the notes will occur. For convenience purposes, the historical information in the table and charts below have been stated in U.S. Dollars per bushel, as opposed to cents per bushel.

HISTORICAL QUARTERLY HIGHS-LOWS OF

FIRST NEARBY FUTURES CONTRACT OF BASKET COMMODITIES

	Corn		Soybeans		Wheat
	High	Low	High	Low	High	Low
2003
Quarter
First	$2.4525	$2.2775	$5.8950	$5.4900	$3.3700	$2.7925
Second	$2.5600	$2.2850	$6.4875	$5.7375	$3.3875	$2.7550
Third	$2.4250	$2.0550	$6.8325	$5.3250	$3.8350	$2.9825
Fourth	$2.5475	$2.1375	$8.0000	$6.7800	$4.0575	$3.2550
2004
Quarter
First	$3.2000	$2.4600	$10.5575	$7.8750	$4.2275	$3.5500
Second	$3.3050	$2.5750	$10.5350	$8.0600	$4.1650	$3.3750
Third	$2.5750	$2.0525	$9.7950	$5.2350	$3.4100	$2.9950
Fourth	$2.0750	$1.9150	$5.6125	$5.0200	$3.2225	$2.8350
2005
Quarter
First	$2.2850	$1.9475	$6.8100	$4.9950	$3.6800	$2.8775
Second	$2.3550	$1.9525	$7.4450	$6.0375	$3.3950	$2.9650
Third	$2.6000	$1.9500	$7.2300	$5.5750	$3.5225	$3.0150
Fourth	$2.1625	$1.8625	$6.1300	$5.5400	$3.4875	$2.9300
2006
Quarter
First	$2.3600	$2.0500	$6.2100	$5.6200	$3.7600	$3.2250
Second	$2.6300	$2.2300	$6.0900	$5.5525	$4.2625	$3.4200
Third	$2.6425	$2.1900	$6.0850	$5.2725	$4.4550	$3.5975
Fourth	$3.9025	$2.6400	$6.8800	$5.4250	$5.4250	$4.3950
2007
Quarter
First	$4.3450	$3.5450	$7.8375	$6.5350	$5.0100	$4.3800
Second	$4.1900	$3.2950	$8.5525	$7.0975	$6.0900	$4.1900
Third	$3.8675	$3.1000	$10.0900	$7.9925	$9.3900	$5.6950
Fourth	$4.5550	$3.3975	$12.2075	$9.2550	$9.7350	$7.4800
2008
Quarter
First	$5.6725	$4.5550	$15.4450	$11.8950	$12.8000	$8.8250
Second*	$7.5475	$5.7625	$15.8150	$12.1100	$9.7425	$7.4350

* Up to June 27, 2008.

The following charts show the historical movement of the first nearby futures contract settlement prices for the Chicago Board of Trade futures contracts for each of the underlying commodities (corn, soybeans, wheat) during the periods indicated.

Hypothetical Payment Illustration

The following table illustrates the amount of payment you will receive on the notes (a) on a Mandatory Redemption Payment Date if the conditions for a Mandatory Redemption are satisfied on the Mandatory Redemption Determination Date preceding such Mandatory Redemption Payment Date, and (b) on the maturity date if the notes have not been redeemed prior to such date.

Example	Are the conditions for a Mandatory Redemption satisfied? (Yes/No) Hypothetical Mandatory Redemption Determination Date						Hypothetical Notes Mandatorily Paid(1)	Hypothetical Mandatory Redemption Payment per $1,000 Note	Hypothetical Note Return(2)	Hypothetical Note Return per Annum(3)
	1st	2nd	3rd	4th	5th	6th		($)	(%)	(%)
1	Yes						01/29/09	1,050	5	10
2	No	Yes					07/29/09	1,100	10	10
3	No	No	Yes				01/29/10	1,150	15	10
4	No	No	No	Yes			07/29/10	1,200	20	10
5	No	No	No	No	Yes		01/29/11	1,250	25	10
6	No	No	No	No	No	Yes	07/29/11	1,300	30	10
7	No	No	No	No	No	No	07/29/11	1,000	0	0

(1)           Actual Mandatory Redemption Payment Date may differ.
(2)           Pre-tax.

(3)           Pre-tax, simple annualization.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the notes as capital assets. All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to United States federal income tax and should consult their own tax advisors to determine tax consequences particular to their situation.

Because the notes are our contingent payment debt obligations, U.S. Holders of the notes will be required to include original issue discount (“OID”) for United States federal income tax purposes in gross income on a constant yield basis over the term of the notes.  This tax OID (computed at an assumed comparable yield of [•]%, compounded semi-annually) will be includible in a U.S. Holder’s gross income (as ordinary income) over the term of the notes (regardless of whether U.S. Holders receive more, less or no payments on the notes in tax years prior to maturity), and generally will be reported to non-corporate U.S. Holders on an IRS Form 1099.  The assumed comparable yield is based on a rate at which we would issue a similar debt obligation with no contingent payments.  The amount of tax OID is based on an assumed amount representing all amounts payable on the notes.  This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the notes.  If, during any taxable year, you receive actual payments with respect to the notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year.  Accordingly, in any taxable year, your taxable interest income in respect of the notes may be more than, or less than, the cash that you receive. If a U.S. Holder disposes of the notes, the U.S. Holder will be required to treat any gain recognized upon the disposition of the notes as ordinary income (rather than capital gain).

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment and should consult your own tax advisors to determine tax considerations particular to your situation.

Additional Considerations

If the Calculation Agent, in its sole and absolute discretion, determines in respect of a relevant commodity (corn, soybeans or wheat) that a Mandatory Redemption Determination Date is a Disrupted Day for that commodity, then the Calculation Agent, for purposes of determining whether there will be a Mandatory Redemption on the next succeeding Mandatory Redemption Payment Date, will calculate the Final Commodity Fixings in respect of the commodities, using (i) for each commodity that did not suffer a Market  Disruption on the Mandatory Redemption Determination Date, the Final Commodity Fixing on the Mandatory Redemption Determination Date and (ii) for each commodity that did suffer a Market Disruption on the Mandatory Redemption Determination Date, the Final Commodity Fixing for that commodity will be on the next succeeding Commodity Business Day that is not a Disrupted Day for that commodity, unless each of the five Commodity Business Days immediately following that Mandatory Redemption Determination Date is a Disrupted Day for that commodity.  In that case, the Calculation Agent shall determine the Final Commodity Fixing for the relevant commodity on such fifth Commodity Business Day using such formula, method, information and data as the Calculation Agent reasonably determines to be relevant.

If a Market Disruption occurs on any Mandatory Redemption Determination Date and the Calculation Agent determines, in accordance with the preceding paragraph, that there is to be a Mandatory Redemption on the next succeeding Mandatory Redemption Payment Date, then the Mandatory Redemption Prepayment Date will be postponed until the fifth Payment Business Day following the date on which the Calculation Agent has been able to determine the Final Commodity Fixings for all relevant commodities.

A “Disrupted Day” with respect to any relevant commodity (corn, soybeans or wheat) is a date on which a Market Disruption in respect of the futures contracts for that commodity has occurred or on which the Chicago Board of Trade fails to open for trading in that commodity during its regular trading session.

You should refer to the section “Description of the Notes” in the preliminary pricing supplement for more information.